# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM 11-K

**(Mark One)**

[X]     **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934**

        **For the fiscal year ended December 31, 2008**

                  **OR**

[ ]     **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934**

        **For the transition period from _____ to _____**

**Commission File Number: 1-4797**

# ILLINOIS TOOL WORKS INC.

**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **36-1258310** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification Number)** |
| **3600 West Lake Avenue, Glenview, IL** | **60026-1215** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**(Registrant's telephone number, including area code)  847-724-7500**

ITW Bargaining Savings and Investment Plan
Financial Statements
As of December 31, 2008 and 2007
Plan Number 039

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Investment
Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Bargaining Savings and Investment Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


By: /s/ Grant Thornton LLP
Chicago, Illinois
June 18, 2009


**ITW**

**BARGAINING SAVINGS AND INVESTMENT PLAN**

**STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS**

**As of December 31, 2008 and 2007**

**Employer Identification Number 36-1258310, Plan Number 039**


|  | **2008** | **2007** |
|---|---:|---:|
| **ASSETS:** | | |
| Receivables- | | |
| Company contributions | $5,187 | - |
| Participant contributions | 9,043 | - |
| Other income | 570 | - |
| Total receivables | 14,800 | - |
| | | |
| Investments, at fair value- | | |
| Participant loans | 575,622 | 508,087 |
| Proportionate share of Master Trust assets | 11,902,232 | 15,555,353 |
| Total investments | 12,477,854 | 16,063,440 |
| | | |
| Total assets | 12,492,654 | 16,063,440 |
| | | |
| **LIABILITIES:** | | |
| Fees payable | 7,223 | 9,476 |
| | | |
| Net assets reflecting all investments at fair value | 12,485,431 | 16,053,964 |
| | | |
| Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts | 99,054 | (25,162) |
| **NET ASSETS AVAILABLE FOR BENEFITS** | **$12,584,485** | $16,028,802 |


The accompanying notes to financial statements
are an integral part of these statements.


**ITW**
**BARGAINING SAVINGS AND INVESTMENT PLAN**

**STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS**

**For the Year Ended December 31, 2008**

**Employer Identification Number 36-1258310, Plan Number 039**

**INCREASES (DECREASES):**

| | |
|---|---:|
| Contributions- | |
| Company | $291,795 |
| Participant | 573,561 |
| Rollovers | 1,358 |
| Total contributions | 866,714 |
| Investment income (loss)- | |
| Participant loan interest | 34,076 |
| Proportionate share of Master Trust net investment loss | (3,548,634) |
| Net investment loss | (3,514,558) |
| | |
| Benefits paid to participants | (734,834) |
| Administrative expenses | (27,818) |
| Net transfers to other plan (Note 11) | (33,821) |
| Net decrease | (3,444,317) |

**NET ASSETS AVAILABLE FOR BENEFITS:**

| | |
|---|---:|
| Beginning of year | 16,028,802 |
| End of year | $12,584,485 |

The accompanying notes to financial statements
are an integral part of this statement.

**ITW**
**BARGAINING SAVINGS AND INVESTMENT PLAN**

**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2008 and 2007**

**Employer Identification Number 36-1258310, Plan Number 039**

## 1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Bargaining Savings and Investment Plan (the "Plan"). Participants should refer to the plan document for a more complete description of the Plan's provisions.

### General

The Plan is a defined contribution plan in which employees covered by collective bargaining agreements of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the "Company"), are eligible to participate in the Plan on the first day of the month following the completion of six months of service. Established on January 1, 1991, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the "Master Trust") at The Northern Trust Company (the "Trustee"). The Trustee serves as investment manager of The Northern Trust Company funds and trustee. ING (the "Record Keeper") serves as a record keeper of the Plan.

### Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts. In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may change their contribution percentages with each payroll period.

Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a "catch – up" contribution, is subject to an annual maximum amount.

Participant and Company contributions may begin with the attainment of the eligibility requirements of the Plan. The Company provides a contribution based on formulas set forth for each participating business unit of the Company. After sixty days of eligibility, employees will be automatically enrolled in the Plan unless participation is declined. Automatically enrolled participants will be enrolled at a 3% pre-tax contribution rate, which will escalate each year by 1% until a rate of 6% is reached.

### Participants Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

**Investment Funds**

The Plan offers two investment paths and each path offers a mix of investments with different strategies, objectives and risk/reward potentials. Participants may only select one path but may change paths at any time, subject to certain restrictions. Within the 1st path, participants choose a fund based on the date closest to their retirement or need for savings. Participants may choose from a combination of any six funds in the 2nd path.

**Vesting**

Participants' interest in their employee contribution accounts are fully vested at all times. Eligible participants' interest in their Company contribution accounts are fully vested.

**Participant Loans**

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear a reasonable rate of interest, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements. Principal and interest is paid ratably through payroll deductions.

**Benefits**

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balances. Additional optional payment forms are available at the election of the participant, in accordance with the plan document.

## 2. SUMMARY OF ACCOUNTING POLICIES

**Basis of Accounting**

The financial statements of the Plan were prepared on the accrual basis of accounting.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the proportionate share of fair value of the investment contracts held in the Master Trust as well as the proportionate share of the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

**Investment Valuation and Income Recognition**

Investments are reported at fair value. If available, quoted market prices are used to value investments. See Note 6 for a complete description of the valuation methodologies used for assets measured at fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the participant accounts and amounts reported in the statements of net assets available for benefits.

**Net Appreciation/Depreciation**

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan's unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan's proportionate share of Master Trust net investment income or loss.

3. **INVESTMENT CONTRACTS WITH INSURANCE COMPANIES**

The Plan's investments in the Master Trust include fully benefit-responsive investment contracts. The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Through the Master Trust, the Plan also holds synthetic investment contracts. A synthetic investment contract includes a wrapper fee, which is basically a risk charge in order to credit participant accounts with contract value over the term of the agreement.

Although the investment contracts are reported at fair value as described in Note 2, contract value is applied to participant account balances since that is the amount participants would receive if they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events, such as plan termination, may limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any such event is probable.

The average yields based on actual earnings were approximately 4.7 percent and 5.0 percent for 2008 and 2007. The average yields based on interest rate credited to participants were approximately 4.5 and 5.0 percent for 2008 and 2007, respectively.

4. **ADMINISTRATIVE EXPENSES**

Expenses are identified as either specific or common fees. Specific fees, if any, are charged entirely to the Plan. Common fees are prorated to the Plan based on the Plan assets in relation to Master Trust assets.

In addition, certain administrative expenses of the Plan may be paid from plan assets to the extent permissible by law. Other outside professional and administrative services are paid by or provided by the Company.

5.  **MASTER TRUST**

Through the Master Trust agreement, three investment accounts were established to accommodate the investment assets of the Plan and other Company sponsored retirement plans.  Within the Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans' Investment Account (the "DC Investment Account") and the ITW Collective Defined Benefit and Defined Contribution Plans' Investment Account (the "Collective Investment Account").  Certain amounts in the Plan's financial statements represent the Plan's proportionate share of the corresponding total of the Master Trust net assets and investment income.

The net assets in the DC Investment Account as of December 31, 2008 and 2007 are as follows:

|  | **2008** | 2007 |
|---|---|---|
| Assets- |  |  |
| Interest and dividends receivable | **$3,046,185** | $2,885,544 |
| Investments, at fair value- |  |  |
| Interest-bearing cash | **18** | - |
| Interest in common/collective trusts | **781,228,372** | 1,023,913,138 |
| Interest in Collective Investment Account | **145,511,229** | 251,244,533 |
| Interest in registered investment companies | **246,666,769** | 446,920,334 |
| Investment contracts with insurance companies | **345,891,875** | 295,779,397 |
| Company common stock | **257,413,860** | 391,910,391 |
| Total investments | **1,776,712,123** | 2,409,767,793 |
| Total assets | **1,779,758,308** | 2,412,653,337 |
| Liabilities- |  |  |
| Operating payables | **216,718** | 313,071 |
| Total liabilities | **216,718** | 313,071 |
|  | **$1,779,541,590** | $2,412,340,266 |

The Plan's proportionate share of the DC Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets.  The Plan's proportionate share of the DC Investment Account assets was 0.7% at December 31, 2008 and 0.6% at December 31, 2007.

For the period December 31, 2008, the earnings on investments of the DC Investment Account are as follows:

| Net investment income (loss)- |  |
|---|---|
| Interest from investment contracts with insurance companies | $15,267,115 |
| Common stock dividends | 8,643,444 |
| Net loss on sale of common stock | (22,465,438) |
| Unrealized depreciation of common stock | (112,181,912) |
| Net investment loss from common/collective trusts | (252,249,068) |
| Net investment loss from Collective Investment Account | (105,733,304) |
| Net investment loss from registered investment companies | (160,097,247) |
| Investment management fees | (688,054) |
| Net investment loss | $(629,504,464) |

The Plan's proportionate share of the DC Investment Account net investment income represents an allocation of the common income.

The Plan's interest in the DC Investment Account includes an interest in the Collective Investment Account. The net assets in the Collective Investment Account as of December 31, 2008 and December 31, 2007 are as follows:

| | **2008** | 2007 |
|---|---|---|
| Assets- | | |
| Receivables- | | |
| Interest and dividends | **$382,576** | $696,937 |
| Due from brokers | **3,080,418** | 6,538,580 |
| Total receivables | **3,462,994** | 7,235,517 |
| | | |
| Investments, at fair value- | | |
| Interest in common/collective trusts | **9,693,813** | 13,101,776 |
| Common stocks | **277,661,870** | 428,876,661 |
| Common stocks pledged to creditors | **43,074,974** | 125,632,581 |
| Total investments | **330,430,657** | 567,611,018 |
| | | |
| Total assets | **333,893,651** | 574,846,535 |
| | | |
| Liabilities- | | |
| Operating payables | **578,558** | 973,827 |
| Due to brokers and other liabilities | **3,686,856** | 2,608,269 |
| | **4,265,414** | 3,582,096 |
| | | |
| Net Collective Investment Account assets | **$329,628,237** | $571,264,439 |

The Plan's proportionate share of the Collective Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan's proportionate share of the Collective Investment Account assets was 0.3% at December 31, 2008 and December 31, 2007.

For the period ended December 31, 2008, the earnings on investments of the Collective Investment Account are as follows:

| | |
|---|---|
| Net investment income (loss)- | |
| Common stock dividends | $7,234,402 |
| Net loss on sale of common stocks | (111,485,629) |
| Unrealized depreciation of common stocks | (131,742,156) |
| Net investment gain from common/collective trusts | 258,768 |
| Other income | 1,204,874 |
| Investment management fees | (3,229,596) |
| Net investment loss | $(237,759,337) |

The Plan's proportionate share of the Collective Investment Account net investment income represents an allocation of the common income.

## 6.  FAIR VALUE MEASUREMENTS

SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The valuation inputs for the three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1    Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2    Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Unobservable inputs for the asset or liability.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

*Participant loans* are valued at their outstanding balances (amortized cost), which approximates fair value.

*Interest-bearing cash* is recorded at cost.

*Common/collective trusts and registered investment companies* are valued at the net asset value of shares held by the Master Trust investment accounts at year end.

*Investment contracts with insurance companies* are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations (Note 3).  The synthetic investment contracts held in the DC Investment Account are valued at representative quoted market prices.  This means that the current market value of such contracts is discounted by wrap fees underlying the contract.

All *common stock* is valued at the closing price reported on the market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's participant loans, DC Investment Account's and Collective Investment Account's assets at fair value as of December 31, 2008:

| | Assets at Fair Value as of December 31, 2008 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| Participant loans | - | - | $575,622 | $575,622 |
| | | | | |
| DC Investment Account- | | | | |
| Interest-bearing cash | $18 | - | - | $18 |
| Common/collective trusts | 781,228,372 | - | - | 781,228,372 |
| Interest in Collective Investment Account | 145,511,229 | - | - | 145,511,229 |
| Registered investment companies | 246,666,769 | - | - | 246,666,769 |
| Investment contracts with insurance companies | - | 345,891,875 | - | 345,891,875 |
| Company common stock | 257,413,860 | - | - | 257,413,860 |
| Total investments at fair value | $1,430,820,248 | $345,891,875 | - | $1,776,712,123 |
| | | | | |
| Collective Investment Account- | | | | |
| Common/collective trusts | $9,693,813 | - | - | $9,693,813 |
| Common stocks | 320,736,844 | - | - | 320,736,844 |
| Total investments at fair value | $330,430,657 | - | - | $330,430,657 |

The Interest in Collective Investment Account of the DC Investment Account represents an allocation of Level 1 of the Collective Investment Account assets.

**Level 3 Assets**

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

| | Participant Loans |
| --- | --- |
| Balance, beginning of year | $508,087 |
| New loans, net of repayments | 67,535 |
| Balance, end of year | $575,622 |

**7.   ADMINISTRATION**

All funds are deposited with and held for safekeeping by the Trustee under a master trust agreement with the Company.  The master trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company.  Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers.  The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund.  Other administrative services, such as participant record keeping, are performed by the Record Keeper.

## 8. RELATED PARTY TRANSACTIONS

Through the Master Trust, certain Plan investments are shares of common/collective trusts managed by the Trustee. In addition, the Recordkeeper, who serves as plan administrator and recordkeeper of the Plan, was paid administrative fees in the Plan year. As defined by ERISA, any person or organization which provides these services to the Plan qualifies as a related party-in-interest.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

## 9. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

## 10. TAX STATUS

The Plan obtained its latest determination letter on March 12, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

## 11. TRANSFERS TO OTHER PLAN

In 2008 assets transferred between the Plan and the ITW Savings and Investment Plan (the "Savings Plan"). Assets transferred from the Plan to the Savings Plan totaled $33,821 for the year ended December 31, 2008.

## 12. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

|  | As of December 31 | |
| --- | --- | --- |
|  | **2008** | 2007 |
| Net assets available for benefits per the financial statements | **$12,584,485** | $16,028,802 |
| Proportionate share of adjustment to fair value for fully benefit-responsive investment contracts | **(99,054)** | 25,162 |
| Amounts allocated to withdrawing participants | **-** | (10,120) |
| Net assets available for benefits per the Form 5500 | **$12,485,431** | $16,043,844 |

The following reconciles net investment loss per the financial statements to the Form 5500 for the year ended December 31, 2008:

| | |
|---|---:|
| Net investment loss per the financial statements | $3,514,558 |
| Proportionate share of adjustment to fair value for fully benefit-responsive investment contracts at- | |
| December 31, 2008 | 99,054 |
| December 31, 2007 | 25,162 |
| Net investment loss per the Form 5500 | $3,638,774 |

Fully benefit-responsive investment contracts are reconciled on the Form 5500 at fair value.

The following reconciles benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

| | |
|---|---:|
| Benefits paid to participants per the financial statements | $734,834 |
| Amounts allocated to withdrawing participants at- | |
| December 31, 2008 | - |
| December 31, 2007 | (10,120) |
| Benefits paid to participants per the Form 5500 | $724,714 |

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008, but not yet paid as that date.

**ITW**

**BARGAINING SAVINGS AND INVESTMENT PLAN**

**Schedule H, Line 4i SCHEDULE OF (ASSETS HELD AT END OF YEAR)**

**As of December 31, 2008**

**Employer Identification Number 36-1258310, Plan Number 039**

| Identity of Issuer/Description of Investments | Current Value |
| --- | --- |
| **\*Participant loans\*\*** | $575,622 |

*Party-in-interest

\*\*Interest rates on loans to participants with balances outstanding at
December 31, 2008, lowest 4.00% to highest 8.25%

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 18, 2009.

### ITW BARGAINING SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: <u>June 18, 2009</u>          By: <u>/s/ Sharon Brady</u>
                                    Sharon Brady
                                    Senior Vice President, Human Resources